SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 23, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

 By letter dated October 23, 2017, the company communicated a material fact related to the maturity of the non-recourse debt to IRSA of Metropolitan 885 3rd Ave (" Metropolitan "), owner of the Lipstick Building in Manhattan, indirectly controlled by the company in 49.9% for an amount of USD 113.1 million.

In this regard, it is informed that Metropolitan has extended the term of the debt to April 30, 2020 in the amount of USD 53.1 million as a result of having canceled USD 40 million in cash, of which IRSA has contributed USD 20 million, and of having received an additional haircut of USD 20 million from the lender bank.

In the context of this renegotiation, the interest rate of the loan has been reduced from Libor + 4% to Libor + 2%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: October 23, 2017